# Ian Reeder

Sacramento, CA 95831  •  ◼◼◼◼◼◼◼◼◼

## Profile

I bring a lively energy to every team I join, with a knack for keeping things organized to hit my targets. I'm a born leader who's all about clear communication and getting along with everyone, which means I tend to naturally step up to the plate in any group setting.

## Education

B.S., Electronics Engineering, 2008                                    DeVry University, Elk Grove, CA
High School Diploma, 2005

## Experience

- **General Manager, Tech 2U, Inc.**                                    03/2008 – Present
  - Manage technical and dispatch operations in all stores and mobile repair areas
  - Responsible for hiring, training and role-development
  - Manage fleet vehicles
  - Manage vendor accounts, purchasing and inventory
  - Provide most HR functions
  - Assist with payroll reviews, submission and distribution

- **Manager, Pop Ups Internet Café and Gaming Lounge (Contract)**       12/2007 – 03/2008
  - Contracted to setup Windows Server, Network and 30 client PC's
  - Network, server and client PC maintenance
  - Maintain daily financial reports
  - Setup new customer accounts
  - Train staff on all functions of network environment and software management

- **Assistant Manager, Champions Golf Links**                          02/2006 – 12/2007
  - Management of daily, weekly, and monthly sales receipts, inventories, and payroll
  - Deliver individualized customer care to vendors and customers
  - Maintain register based computer network and peripherals involved with company reports